Filed by Legacy Reserves LP

(Commission File No. 1-33249)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Legacy Reserves Inc.

(Registration No. 333-224182)

Investor Conference Call Script

August 2, 2018

Introduction by call moderator: “Good morning and welcome to the second quarter 2018 Legacy Reserves, LP Conference Call. All participants will be in listen-only mode and should you need assistance, please signal a Conference Specialist by pressing the star key followed by Zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question you may press * and then 1 on your touch-tone phone. To withdraw your question, please press * and then 2. Please also note: this event is being recorded. I would now like to turn the conference over to Dan Westcott, Legacy’s President and Chief Financial Officer. Please go ahead.”

Dan: Thank you Chris. Good morning, everyone. We appreciate you dialing in for Legacy’s Q2 2018 conference call. As always, we would like to remind you that during the course of this call, Legacy management will make certain statements that will be forward-looking statements as defined by securities laws. These statements reflect our current views with regard to future events and are subject to various risks, uncertainties and assumptions. Our actual results may differ materially from those discussed. This morning we will make references to the press release that we posted last night and to the investor presentation we posted this morning to our website—that’s www.legacylp.com. Lastly, we encourage you to read through all of our SEC filings for important disclosures.

With that, let me turn the call over to Paul Horne, Legacy’s Chairman and Chief Executive Officer. Paul…

Paul: Thanks, Dan and welcome, everyone, to this morning’s conference call. We have made some significant accomplishments since our last call and I want to touch on those this morning.

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During the quarter, we brought online 9 horizontal wells in the Permian. Included in that figure is an 8-well pad in Howard County that actually straddled Q2 and Q3 and is therefore only partially reflected in Q2 in our quarterly numbers. While still very early, we like what we’re seeing in those production results. In total, we’ve brought online 76 wells to-date since commencing our 2-rig Permian horizontal program 3 years ago.

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We recently spud our final well under our Joint Development Agreement with TPG Sixth Street Partners. The JDA with TPG proved crucial in transforming our business model and providing needed capital to develop our substantial Permian resource through the downturn. They have been a great partner over the last 3 years and we are thankful for TPG’s support! As we move to drilling and completing horizontal wells outside of the JDA, we are excited to gain additional exposure to our substantial Permian resource which will serve as a growth engine for the future of the company.

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Our Permian horizontal program helped us achieve record oil production of 17,901 Bbls/d, even against the headwind of wellbore interference caused by our own offset fracs and those of nearby operators. Our shallow decline Permian base assets also played a big role in our results and, in our opinion, is a differentiating factor for Legacy relative to many other companies, exhibiting a <2% decline rate during the quarter and provided strong free cash flow to fund this production growth.

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We achieved a quarter-end total debt to pro forma adjusted EBITDA ratio of 4.7x, representing a reduction of nearly 3x since its peak of 7.6x at YE’16. We’ve worked tirelessly through the downturn to reduce operating costs, sell non-core assets, transform the business by increasing our interest in our Permian horizontal development program, and most importantly, to drill great wells efficiently. I’m really proud of the outstanding work the team has done to de-leverage the business and position us for growth.

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Also, our BD and land teams really improved the value of the business by recently completing several trades involving a puzzle of 11 different tracts of land in the Permian Basin. The team was effectively able to monetize 8 small tracts with an average size of 55 adjusted net acres by trading them for 3 tracts adjacent to our near-term drilling prospects. The benefit of these deals are measurable: a 58% increase to our average lateral length and a 45,000 ft increase in our net lateral footage to be drilled. Not surprisingly, this will improve the projected economics of these drilling locations and it allows us to monetize small tracts that many investors likely haven’t valued within our portfolio.

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We own a lot more of these small tracts and are actively working to move them from our small-tract-stack to our drillable inventory stack. Now I’ll point you all to page 7 of the posted presentation where we’ve presented some new data surrounding these small tracts. The team has done good work to identify these tracts comprising 56,000 gross, or 15,500 net acres in the Midland and Delaware Basins with deep rights prospective for Wolfcamp, Bone Spring, and Spraberry development. These figures specifically exclude the Central Basin Platform and Northwest Shelf, areas where we see a lot of potential for these types of tracts as well, and we look forward to sharing those figures in the future. Those acres also don’t include any of our 922 identified horizontal sticks.

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As always, we continue to examine and re-evaluate our resource potential. For those that have followed us for a while, you know that our Permian position in particular is a conglomeration of over 150 acquisitions and over many years that originally targeted mature PDP reserves. Consequently, we didn’t do the upfront work to determine our horizontal development potential. As we continue to go through land files and do the corresponding engineering and geologic work, we update our views. Page 9 of the posted presentation shows our latest look at horizontal potential in our asset base. We have and will continue to refine our technical work as well as spacing and lateral length assumptions. These figures represent both the identification of new prospects and the removal of those where we no longer see potential. There’s also been some divestitures and trades run through these figures and conversion to PDP from wells brought online in the first half of the year. These are operated only locations, generally 1-mile or greater.    We’re proud to report an increase in our operated horizontal acreage to 51,500 gross and 41,000 net, and an increase in the number of operated drilling locations to 922 gross and 665 net, respectively, representing more than 25 years of inventory assuming our current drilling pace of 2 rigs at 18 wells per rig per year.

Lastly, we continue to make good progress on our Corporate Reorganization. Dan will provide some details in a minute, but I’m really pleased to see how our asset development and resource delineation and expansion are coinciding with our corporate reorganization. We look forward to capitalizing on those developments in the 4th quarter and beyond as Legacy Reserves Inc.

I’ll now turn the call to Kyle Hammond, Legacy’s Executive Vice President and Chief Operating Officer to talk in more detail about our results of operations. Kyle…

Kyle: Thanks Paul.

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We’re proud to deliver record daily oil production this quarter as 20 new wells brought online during Q1 hit their stride in Q2. We discussed significant levels of frac interference in our last conference call and we experienced similar levels of frac interference in the second quarter..

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We brought online 9 wells during the 2nd quarter, some of which belong to an 8-well pad in Howard County that we brought online late Q2 and early Q3. We previously talked about our dedicated frac fleet and are pleased to realize the efficiencies of this agreement and the cost reductions it provides. Our folks were also able to procure a second fleet on the spot market to accelerate the development of the 8-well pad. This pad also served as a pilot for two new completion implementations for Legacy:

•	We are increasing our use of dissolvable plugs in the lateral; and

•	Increasing the use of resin-coated sand. One decreases coiled tubing use in the initial completion, and the other reduces subsequent cleanouts once the wells are on production

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We spud our first well in Martin County during the quarter where we’re drilling a 4-well pad of 2-mile laterals in the Wolfcamp B. There are a lot of offset datapoints as this pad sits between two very densely developed areas of Martin County and we look forward to seeing those results later on this year. We’ve started building surface locations in Midland County and will start moving the rig to that pad once we complete the drilling in Martin County. We really like this “round the Basin” development strategy as it allows us to leverage data from offset operators to optimize landing and frac design heading into a batch completion. We also see or expect to see a reduction in wellbore interference as we are developing areas that are not direct offsets to our existing, young production.

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The Land trades completed this quarter that Paul mentioned are a big deal to my Operations team. Blockier acreage with longer laterals will help our development program on multiple levels throughout the process, we look forward to executing more of those trades.

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Our gas and NGL production and revenue had some variance this quarter and that’s driven by our non-op Piceance Basin properties where we achieved record ethane recovery. This drove the large increase in NGL volumes. This is generally a net revenue enhancing strategy by the marketer of these volumes, despite the reduced gas price realizations you’ll see in our quarterly figures.

With that, I’ll now turn the call back to Dan for more about our financial results and broader corporate efforts.

Dan: Thank you, Kyle. I’ll first touch on our financial results before providing an update on the corporate transition.

•	EBITDA grew by 2% during the quarter to $72 million which was driven by a 4% increase in daily oil volumes primarily attributable to our Permian horizontal development program.

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While headline NYMEX oil prices increased by 8% during the quarter, our realized price only increased by 1.5% as the Mid-Cush differential widened, increasing our total company oil differential from -$2.53 in Q1 to -$6.81 in Q2.

Gas price realizations also declined as NYMEX prices declined on a quarter-over-quarter basis by -$0.23, or -$0.17 when referencing last 3 days pricing by IFERC, and that’s the metric by which most of our natural gas sales are determined. As expected, this was further exacerbated by the deterioration of Waha and CIG differentials during the quarter. Offsetting those reductions, our Permian gas volumes increased this quarter and those volumes include meaningful NGLs and consequently increasing our realized price.

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On the cost side, LOE per Boe declined from $10.99 in Q1 to $10.84 in Q2. This includes a mix of lower Permian SWD costs and higher Permian workover activity related to sub pump failures. While LOE is running a little higher than we like, our core competency as a cost-efficient PDP operator will allow us to make the tweaks necessary to bring this figure down.

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Development capital for the quarter was $81 million, bringing year-to-date total to $140 million, nearly all of which was spent on our horizontal Permian development. We’ve fracked 25 wells so far this year as we brought online our third, 8-well pad, reducing our year-end DUC count. We expect that cadence to become less choppy going forward as we pursue smaller, 4-well pads. For the remainder of the year, we expect to complete an additional 9 wells, so our previously-guided capital figure of $225 million remains unchanged at this point in time.

Now to address the question all Permian operators have been getting… Yes, the Basin takeaway capacity is very tight. We, like other operators, continue to see the associated negative effects of the increased of increased operator activity. Even in Q2 we had days with limited gas flows due to third-party plant issues and we’ve had leases with abnormally high tank levels because of limited truck drivers to haul the oil from our older leases. We continue to run largely unimpeded at our areas of new production, and we have great agreements in place with large, reputable midstream providers and marketers. We have recently seen the wide Mid-Cush differentials moderate somewhat and we anticipate, as additional projects are announced each quarter, the Permian will adequately address these issues as midstream companies seize these money-making opportunities. We remain thankful for our Mid-Cush hedges which cover about 60% of our anticipated oil production in the 2H of ’18 and we continue to pursue tangible in-the-field strategies that will enhance our netbacks on the margin.

Now as Paul mentioned, we are encouraged by our continued march towards becoming a C-Corp.

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Since our last conference call we entered into a Settlement Agreement with holders of our Preferred Units to settle the previously disclosed class action lawsuit. In order to avoid the additional time and expense of ongoing litigation and without admitting fault, we agreed to issue approximately 10.7 million additional shares of New Legacy to holders of our Preferred Units for a total of approximately 27.6 million shares to existing holders of our Preferred Units. Following final approval by the court, each outstanding Preferred Unit will be converted into a right to receive approximately 2.9 shares of New Legacy common stock.

•	The Court has entered into a scheduling order and set September 12 as the date of the final fairness hearing, at which Legacy and the plaintiff will request final approval of the Settlement.

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Separately, we filed what we believe is our final amendment to our S-4 yesterday evening and we are requesting effectiveness from the SEC today. We anticipate filing a definitive proxy statement and commencing the unitholder solicitation in the coming days.

•	Within that solicitation material you’ll notice we’ve set September 19 as the date of the special meeting of unitholders to vote upon our Corporate Reorganization.

We anticipate concluding all of this and trading under the same LGCY ticker as Legacy Reserves Inc following that special meeting.

As you step back and look at it all I think Paul said it well, we’ve got a lot of good things going well for us and we certainly look forward to our new life as a C-Corp.

With that, I’ll turn the call back over to the operator and open it up for Q&A…

Operator: Thank you very much, sir. Ladies and gentlemen we will now begin the question and answer session. To ask a question you may press * then 1 on your touch-tone phone. If you are using a speaker phone, please pick up your handset before pressing the key. If at any time your question has been addressed and you’d like to withdraw your question, please press * and then 2.

Our first question is from Irene Haas of Imperial Capital, please go ahead.

Claire Ye: Good morning, this is Claire Ye for Irene. Our first question is could you speak to the realization of NGLS? Is that a function of the Piceance Basin ethane recovery or revenue recognition? Could you talk a little bit more about it?

Dan Westcott: Sure Irene, thanks for the question. Relative to Q1 our NGLs realizations were down and that was a function of really increased ethane processing. That’s obviously a lower component within the NGL stream and so we’ve seen record level of processing there in our Piceance area, so that that has driven the price.

Claire Ye: Okay, thank you. And the second question is can you talk a little bit more about the nature of the impairment?

Dan Westcott: Sure we had $35 million of impairment for the quarter. I think $34 million of it is gas related it’s really the tail price on the –so when you look at the five year NYMEX curve- of the forward NYMEX curve the tail price is lower than it used to be and we’ve just, we’ve hit the economic limit on some of our gas PDP assets.

Claire Ye: That’s very helpful, thank you.

Operator: Thank you very much. Ladies and gentlemen, we have no further questions and I’d like to hand the conference back to Legacy Management for closing comments.

Paul After Q&A: We’d like to thank you again for dialing into our call today. If you have any additional follow-up questions, please don’t hesitate to reach out to myself or Dan. Thank you.

Operator: Thank you, sir. Ladies and Gentlemen that now completes this conference call and you can disconnect your lines.

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